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JEFFREY M. SULLIVAN jeffrey.sullivan@dlapiper.com T (919) 786-2003 F (919) 786-2200

Via UPS Overnight and EDGAR

August 5, 2008

Ms. Karen Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Meruelo Maddux Properties, Inc.
Registration Statement on Form S-3
Filed May 2, 2008
File No. 333-150598

Dear Ms. Garnett:

As counsel to Meruelo Maddux Properties, Inc. (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form S-3 (File No. 333-150598) filed by the Company on the date hereof, together with the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated May 22, 2008. Five clean courtesy copies of Amendment No. 1, including exhibits, and five marked copies of Amendment No. 1 have been sent to Ms. Angela R. McHale for the Commission’s reference. The marked copies show the changes between the registration statement as originally filed and Amendment No. 1. We have also prepared a courtesy package for you containing a clean copy of Amendment No. 1 and a marked copy for your reference.

For convenience of reference, each staff comment contained in your May 22, 2008 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Ms. Karen Garnett, Assistant Director

U.S. Securities and Exchange Commission

August 5, 2008

General

1.	We note that you plan to file the Form of Indenture as exhibit 4.1 to this registration statement. Please file the actual indenture, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 in the Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC’s website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: The Company has deleted the language “Form of” from exhibit 4.1 in response to the staff’s comments. The Company has filed the open ended Indenture as exhibit 4.1.

2.	We note that your exhibit index indicates that the Form T-l Statement of Eligibility of the Trustee will be filed as exhibit 25 to the registration statement or as an exhibit to a current report on Form 8-K and incorporated by reference into the registration statement. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-l under the electronic form type “305B2.” In this situation, companies should not file the Form T-l in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 in the Division’s Compliance and Disclosure Interpretations of the Trust Indenture Act.

Response: The Company has revised the footnote that refers to exhibit 25 in response to the staff’s comments.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, when the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Karen Garnett, Assistant Director

U.S. Securities and Exchange Commission

August 5, 2008

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions about Amendment No. 1, please contact the undersigned at (919) 786-2003.

Very truly yours,

/s/ Jeffrey M. Sullivan

Jeffrey M. Sullivan

cc:	Securities and Exchange Commission
Angela R. McHale (with enclosures)

Meruelo Maddux Properties, Inc.
Todd Nielsen (without enclosures)

JMS